8 November 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

07027919

SUPPL

Dear Sir

Nedcor

~~Nedbank Group~~ Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group – Q3 2007 trading update.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

cc ***Jonathan K Bender, Esq***

NEDBANK

HEAD OFFICE
135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa
Tel 011 294 9106 Fax 011 295 9106 www.nedbank.co.za

dlw 11/15

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
NSX share code: NBK
ISIN: ZAE000004875
("Nedbank Group" or "the group")

NEDBANK GROUP – THIRD QUARTER 2007 TRADING UPDATE

OVERVIEW

The group showed continued positive momentum into the third quarter in an environment where South African banks remained largely unaffected by the volatility and risk aversion that have characterised international financial markets since the start of the US sub-prime crisis. Growth in the group's wholesale businesses remains good, with retail earnings growth slowing as this sector feels the impact of increasing interest rates, rising household indebtedness and ongoing pressure on margins, particularly in the home loan area. Nedbank Capital's earnings improved in the third quarter after a disappointing first half.

Headline earnings increased by 30,9% to R4 211 million (2006: R3 216 million) for the nine months ended 30 September 2007 ("the period") with headline earnings per share increasing by 32,2% to 1 059 cents (2006: 801 cents) and diluted headline earnings per share increasing by 30,6% to 1 021 cents (2006: 782 cents). Attributable income grew by 25,2% from R3 394 million in the corresponding period to R4 248 million for the period.

The group achieved a return on average ordinary shareholders' equity ("ROE") of 21,2%, an improvement from the 18,6% reported for the nine months ended 30 September 2006, and ahead of the 2007 target of 20% set during 2004.

PERFORMANCE FOR THE NINE MONTH PERIOD ENDED 30 SEPTEMBER 2007

Rm	2007	2006	% change
Net interest income ("NII")	10 288	7 928	29,8
Interest margin (%)	3,94	3,96	
Impairments	1 646	1 055	56,0
Credit loss ratio (%)	0,64	0,50	
Non-interest revenue ("NIR")	7 518	6 660	12,9
Total operating expenses	9 714	8 369	16,1
Efficiency ratio (%)	54,6	57,4	
Headline earnings	4 211	3 216	30,9
Attributable earnings	4 248	3 394	25,2
ROE (%)	21,2	18,6	
Total assets	490 337	413 622	18,5
Loans and advances	365 131	303 607	20,3

NII grew 29,8% to R10 288 million (2006: R7 928 million), underpinned by a 30,7% growth in average interest-earning banking assets compared with the corresponding period.

The margin for the period was 3,94%, down from 3,96% for the period to September 2006, but up from the 3,90% reported in June 2007. Similar to trends reported at the half year, the margin reflects ongoing competition for assets and pressure on deposit pricing as the sector has had to source a higher proportion of funding from the wholesale deposit market, offset by the endowment benefits of interest rate increases.

The impairments charge rose by 56,0% to R1 646 million (2006: R1 055 million). In line with expectations, the credit loss ratio increased marginally from 0,63% in June 2007 to 0,64% for the period. This increase reflects higher impairment levels for Nedbank Retail and Imperial Bank while the credit loss ratios in Nedbank Capital and Nedbank Corporate are below normalised levels and continued to benefit from further recoveries, which are unlikely to be sustained into the future.

NIR grew by 12,9% to R7 518 million for the period (2006: R6 660 million) with commission and fee income 15,8% higher, benefiting from good transactional

back of substantial infrastructure spend by both the private and public sectors, conditions remain favourable for the corporate banking environment.

The group remains well positioned for the transition to Basel II on 1 January 2008.

Nedbank Retail's strategy to expand its retail footprint across South Africa remains a key focus and the group has invested a further R44 million since June 2007. This includes opening an additional 23 outlets and upgrading and increasing its ATM network from 1 361 in June to 1 465 ATMs in September 2007.

On 25 October 2007 Nedbank Group announced that Nedbank Limited ("Nedbank") will acquire Old Mutual's 50% interest in Old Mutual Bank, which operates as a division of Nedbank. The current joint venture arrangement will be replaced by a broader group strategy whereby Nedbank acquires Old Mutual's share of the joint venture but continues to offer intermediary and broker-friendly products through its own branch network. This will enable some branch rationalisation and a broader distribution network for these products. Nedbank will pay Old Mutual R140 million to effect the transaction.

EARNINGS FORECASTS – YEAR TO 31 DECEMBER 2007

The earnings forecasts announced in the interim results on 6 August 2007 remain unchanged. The directors currently expect headline earnings for the year to 31 December 2007 to be between 23% and 33% higher than the R4 435 million reported for the year to 31 December 2006. Headline earnings per share are currently forecast to be between 24% and 34% greater than the 1 110 cents per share reported for December 2006.

Based on the forecast range of headline earnings per share above, basic earnings per share for the year to 31 December 2007 are currently estimated to be between 23% and 33% higher than the 1 135 cents per share reported for December 2006.

Shareholders are advised that these forecasts have not been reviewed or reported on by the group's auditors.

Sandton

8 November 2007

For further information kindly contact

Tier 1 Investor Relations

Tel: +27 (0)21 702 3102

Sponsors

Merrill Lynch South Africa (Pty) Limited

Nedbank Capital

END